3: BENETTON EXTRAORDINARY SHAREHOLDERS' MEETING AUTHORISES THE BOARD TO INCREASE CAPITAL TO SERVICE STOCK OPTION PLAN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated September 9, 2004

Benetton Extraordinary Shareholders' Meeting authorises the Board to increase capital to service stock option plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: September 9, 2004

BENETTON EXTRAORDINARY SHAREHOLDERS' MEETING AUTHORISES THE BOARD TO INCREASE CAPITAL TO SERVICE STOCK OPTION PLAN

Board approves increase in capital of 4.2 million euro

Ponzano, 9 September 2004 - Benetton Group shareholders, in an extraordinary meeting today, authorised the Board of Directors to increase share capital, in one or more operations, by a maximum of nominal euro 6,500,000.00, corresponding to 5,000,000 shares, in order to service the stock option plan reserved for employees of the Company and its subsidiaries who occupy strategic positions.

A maximum of five million options are expected to be awarded, corresponding to five million new issue shares in the Benetton Group, equivalent to 2.75% of the share capital; 50% of these are exercisable two years after award date and the remaining 50% four years after award date.

The options will only be exercisable subject to achievement of the objectives for creation of accumulated value envisaged in the 2004-2007 Guidelines, presented to the financial market in December 2003.

The shareholders' meeting also approved a series of changes to the Company memorandum and articles of association to bring these into line with new company legislation.

The Board of Directors, meeting after the shareholders' meeting and in application of the authorised powers, resolved to increase the share capital by a total of euro 4,203,650.10, corresponding to 3,233,577 shares, following the award of a total of 3,233,577 options.

The subscription price of the shares is the arithmetic average of the price on the Milan Stock Exchange in the last month (from 9 August to 9 September).

The criteria for awarding the options were approved by the Board of Directors as proposed by the Remuneration Committee, following rules which take into account the position held by the beneficiary in the organisation and the importance of this position to the achievement of the objectives for the creation of value associated with carrying out the 2004-2007 Guidelines.

For further information +39 0422 519036

www.benetton.com/press

www.benetton.com/investors